FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding the preliminary agreement reached with the government of Ecuador.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

Madrid, March 13th 2009

Number of pages: 1

REPSOL REACHES A PRELIMINARY AGREEMENT WITH THE

ECUADORIAN GOVERNMENT ON THE TERMS OF ITS

CONTINUED PRESENCE IN THE COUNTRY

•	The agreement is an important step in regulating the relationship between Repsol and the government of Ecuador.

•	The value of the assets and investments increases.

•	The windfall tax is reduced from 99% to 70%.

Repsol has reached an agreement with the government of Ecuador that will allow the establishment of a stable contractual framework within a year.

Through the agreement, the license to operate Block 16 has been extended by six years from 2012 to 2018, and a provisional one-year term has been established during which the Ecuadorian government will reduce taxes on extraordinary benefits from 99% to 70%. Over the next year, a long-term service contract will be negotiated to definitively regulate Repsol’s activities in Ecuador.

This agreement, that represents for Repsol an investment commitment of an estimated 173.5 million dollars through 2018, is a positive development for the company since it means a step forward in the establishment by the Ecuadorian Government of a new regulatory scheme for Repsol’s activities in that country until 2018. The extension of the concession implies an increase in the value of Repsol’s assets and investments in the country.

As part of the agreement, Repsol will pay 244.6 million dollars in taxes as a member of the operating consortium. The payment won’t negatively affect the company’s accounts, as the amount was fully provisioned in 2008.

The consortium operating Ecuador’s block 16 is made up of Repsol, as operator with a 55% stake after the acquisition of Murphy Oil’s share, OPIC of Taiwan (31%) and Sinochem of China (14%), producing a total of 48,000 barrels/day.

Press Release

Repsol has always maintained an open dialogue with the Ecuadorian authorities, who have commended Repsol’s responsible attitude towards extraction and its commitment to local communities and the environment in its operations in Block 16 in the Bogui and Capiron fields.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 13th, 2009	By:	/s/ Íñigo Alonso de Noriega
	Name:	Íñigo Alonso de Noriega
	Title:	Corporate Governance Director